As filed with the Securities and Exchange Commission on May 20, 2020

Registration Nos. 333-53432 811-10263

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-1A

REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	
Post-Effective Amendment No. 82	☒
and
REGISTRATION STATEMENT
UNDER
THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 84	☒

(Check appropriate box or boxes)

GUIDESTONE FUNDS

(Exact name of registrant as specified in charter)

5005 Lyndon B Johnson Freeway, Suite 2200

Dallas, TX 75244-6152

(Address of Principal Executive Offices)

(Zip Code)

Registrant's Telephone Number, including Area Code: (214) 720-4640

Copies to:
Matthew A. Wolfe, Esq.	Alison M. Fuller, Esq.
GuideStone Financial Resources of the Southern	Stradley Ronon Stevens & Young, LLP
Baptist Convention	2000 K Street, N.W., Suite 700
5005 Lyndon B Johnson Freeway, Suite 2200	Washington, DC 20006-1871
Dallas, TX 75244-6152	Telephone: (202) 419-8412
(Name and Address of Agent for Service)

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

EXPLANATORY NOTE: This Post-Effective Amendment No. 82 (the "Amendment") to the Registration Statement on Form N-1A of GuideStone Funds (the "Registration Statement") is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the "Securities Act"), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Amendment consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-1A setting forth the exhibits to the Registration Statement. This Amendment does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Amendment shall become effective immediately upon filing with the Securities and Exchange Commission.

This Amendment incorporates by reference the information contained in Parts A and B of Post-Effective Amendment No. 80 to the Trust's Registration Statement, which was filed on April 28, 2020.

GUIDESTONE FUNDS
N-1A
PART C: OTHER INFORMATION
Item 28.		EXHIBITS
	(a)			Trust Instrument.
			1.	Certificate of Trust, dated February 29, 2000, filed in the State of Delaware, is incorporated herein by reference to the Initial Registration Statement on Form N-1A (No. 333-53432) filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 9, 2001.
			2.	Certificate of Amendment to Certificate of Trust, dated March 12, 2001, filed in the State of Delaware, is incorporated herein by reference to Post-Effective Amendment No. 21 to the Registration Statement on Form N-1A (No. 333-53432) filed with the SEC on February 27, 2009.
			3.	Certificate of Amendment to Certificate of Trust, dated September 13, 2005, filed in the State of Delaware, is incorporated herein by reference to Post-Effective Amendment No. 77 to the Registration Statement on Form N-1A (No. 333-53432) filed with the SEC on April 30, 2019.
			4.	Amended and Restated Trust Instrument, dated May 1, 2017, is incorporated herein by reference to Post-Effective Amendment No. 79 to the Registration Statement on Form N-1A (No. 333-53432) filed with the SEC on February 28, 2020 (“PEA No. 79”).
	(b)			By-laws.
			1.	Amended and Restated By-laws, dated August 1, 2018, are incorporated herein by reference to Post-Effective Amendment No. 76 to the Registration Statement on Form N-1A (No. 333-53432) filed with the SEC on March 1, 2019 (“PEA No. 76”).
(c)	Instruments Defining Rights of Security Holders.
Articles III – VI, and Article IX, Section 3 of the Amended and Restated Trust Instrument, dated May 1, 2017, incorporated herein by reference to PEA No. 79; Articles IV – V of the Amended and Restated By-laws dated August 1, 2018, incorporated herein by reference to herein by reference to PEA No. 76.

	(d)			Investment Advisory Contracts.
			1.	Form of Amended and Restated Advisory Agreement with GuideStone Capital Management, LLC is incorporated herein by reference to Post-Effective Amendment No. 80 to the Registration Statement on Form N-1A (No. 333-53432) filed with the SEC on April 28, 2020 (“PEA No. 80”).
			2.	Form of Sub-Advisory Agreement with Barrow, Hanley, Mewhinney & Strauss, LLC is incorporated herein by reference to Post-Effective Amendment No. 28 to the Registration Statement on Form N-1A (No. 333-53432) filed with the SEC on February 25, 2011.
			3.	Form of Sub-Advisory Agreement with BlackRock Advisors, LLC is incorporated herein by reference to Post-Effective Amendment No. 29 to the Registration Statement on Form N-1A (No. 333-53432) filed with the SEC on April 28, 2011.
			4.	Form of Sub-Advisory Agreement with BlackRock Financial Management, Inc. is incorporated herein by reference to Post-Effective Amendment No. 15 to the Registration Statement on Form N-1A (No. 333-53432) filed with the SEC on March 22, 2007.
			5.	Amendment No. 1 to Sub-Advisory Agreement with BlackRock Financial Management, Inc. is incorporated herein by reference to PEA No. 80.
			6.	Form of Sub-Advisory Agreement with Mondrian Investment Partners Ltd. is incorporated herein by reference to Post-Effective Amendment No. 37 to the Registration Statement on Form N-1A (No. 333-53432) filed with the SEC on February 28, 2012 (“PEA No. 37”).
			7.	Form of Sub-Advisory Agreement with Goldman Sachs Asset Management, L.P. is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A (No. 333-53432) filed with the SEC on June 18, 2001 (“Pre-Effective Amendment No. 2”).

8.	Form of Sub-Advisory Agreement with Loomis, Sayles & Company, L.P. is incorporated herein by reference to Pre-Effective Amendment No. 2.
9.	Form of Sub-Advisory Agreement with Pacific Investment Management Company LLC is incorporated herein by reference to Pre-Effective Amendment No. 2.
10.	Form of Sub-Advisory Agreement with Pacific Investment Management Company LLC is incorporated herein by reference to Pre-Effective Amendment No. 2.
11.	Form of Sub-Advisory Agreement with Payden & Rygel is incorporated herein by reference to Pre-Effective Amendment No. 2.
12.	Form of Sub-Advisory Agreement with Schroder Investment Management North America Inc. is incorporated herein by reference to Post-Effective Amendment No. 53 to the Registration Statement on Form N-1A (No. 333-53432) filed with the SEC on February 28, 2014 (“PEA No. 53”).
13.	Form of Sub-Advisory Agreement with Western Asset Management Company is incorporated herein by reference to Pre-Effective Amendment No. 2.
14.	Form of Sub-Advisory Agreement with TimesSquare Capital Management, LLC is incorporated herein by reference to Post-Effective Amendment No. 9 to the Registration Statement on Form N-1A (No. 333-53432) filed with the SEC on November 2, 2004 (“PEA No. 9”).
15.	Form of Sub-Advisory Agreement with Western Asset Management Company Limited is incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form N-1A (No. 333-53432) filed with the SEC on February 28, 2003.
16.	Form of Sub-Advisory Agreement with Sands Capital Management, LLC is incorporated herein by reference to Post-Effective Amendment No. 12 to the Registration Statement on Form N-1A (No. 333-53432) filed with the SEC on April 25, 2006 (“PEA No. 12”).
17.	Form of Sub-Advisory Agreement with TCW Investment Management Company LLC is incorporated herein by reference to Post-Effective Amendment No. 40 to the Registration Statement on Form N-1A (No. 333-53432) filed with the SEC on February 28, 2013 (“PEA No. 40”).
18.	Form of Sub-Advisory Agreement with RREEF America L.L.C., Deutsche Investments Australia Limited and Deutsche Alternative Asset Management (Global) Limited is incorporated herein by reference to PEA No. 53.
19.	Form of Sub-Advisory Agreement with Western Asset Management Company is incorporated herein by reference to Post-Effective Amendment No. 13 to the Registration Statement on Form N-1A (No. 333-53432) filed with the SEC on September 15, 2006 (“PEA No. 13”).
20.	Form of Sub-Advisory Agreement with Western Asset Management Company Limited is incorporated herein by reference to PEA No. 13.
21.	Form of Amended Sub-Advisory Agreement with AQR Capital Management, LLC is incorporated herein by reference to Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A (No. 333-53432) filed with the SEC on August 1, 2008.
22.	Form of Sub-Advisory Agreement with Loomis, Sayles & Company, L.P. is incorporated herein by reference to Post-Effective Amendment No. 19 to the Registration Statement on Form N-1A (No. 333-53432) filed with the SEC on May 23, 2008.
23.	Form of Sub-Advisory Agreement with American Century Investment Management, Inc. is incorporated herein by reference to Post-Effective Amendment No. 31 to the Registration Statement on Form N-1A (No. 333-53432) filed with the SEC on June 17, 2011 (“PEA No. 31”).
24.	Form of Sub-Advisory Agreement with Shenkman Capital Management, Inc. is incorporated herein by reference to PEA No. 31.
25.	Form of Sub-Advisory Agreement with AQR Capital Management, LLC is incorporated herein by reference to PEA No. 31.

26.	Form of Sub-Advisory Agreement with AQR Capital Management, LLC is incorporated herein by reference to Post-Effective Amendment No. 43 to the Registration Statement on Form N-1A (No. 333-53432) filed with the SEC on May 10, 2013.
27.	Form of Sub-Advisory Agreement with Brown Advisory, LLC is incorporated herein by reference to PEA No. 53.
28.	Form of Sub-Advisory Agreement with Heitman Real Estate Securities LLC is incorporated herein by reference to PEA No. 79.
29.	Form of Sub-Advisory Agreement with Heitman International Real Estate Securities HK Limited is incorporated herein by reference to Post–Effective Amendment No. 73 to the Registration Statement on Form N-1A (No. 333-53432) filed with the SEC on February 27, 2018 (“PEA No. 73”).
30.	Form of Sub-Advisory Agreement with Parametric Portfolio Associates LLC is incorporated herein by reference to PEA No. 53.
31.	Form of Sub-Advisory Agreement with Loomis, Sayles & Company, L.P. is incorporated herein by reference to Post-Effective Amendment No. 56 to the Registration Statement on Form N-1A (No. 333-53432) filed with the SEC on February 27, 2015.
32.	Form of Sub-Advisory Agreement with MFS Institutional Advisors, Inc. is incorporated herein by reference to Post-Effective Amendment No. 17 to the Registration Statement on Form N-1A (No. 333-53432) filed with the SEC on February 29, 2008 (“PEA No. 17”).
33.	Form of Sub-Advisory Agreement with Parametric Portfolio Associates, LLC is incorporated herein by reference to Post-Effective Amendment No. 66 to the Registration Statement on Form N-1A (No. 333-53432) filed with the SEC on February 28, 2017 (“PEA No. 66”).
34.	Form of Sub-Advisory Agreement with Legal & General Investment Management America, Inc. is incorporated herein by reference to PEA No. 66.
35.	Form of Sub-Advisory Agreement with Legal & General Investment Management America, Inc. is incorporated herein by reference to PEA No. 66.
36.	Form of Sub-Advisory Agreement with Legal & General Investment Management America, Inc. is incorporated herein by reference to PEA No. 66.
37.	Form of Sub-Advisory Agreement with Allianz Global Investors U.S. LLC is incorporated herein by reference to Post-Effective Amendment No. 71 to the Registration Statement on Form N-1A (No. 333-53432) filed with the SEC on June 29, 2017 (“PEA No. 71”).
38.	Form of Sub-Advisory Agreement with Parametric Portfolio Associates LLC is incorporated herein by reference to PEA No. 71.
39.	Form of Sub-Advisory Agreement with Weiss Multi-Strategy Advisers LLC is incorporated herein by reference to PEA No. 79.
40.	Form of Sub-Advisory Agreement with Neuberger Berman Investment Advisers LLC is incorporated herein by reference to PEA No. 71.
41.	Form of Sub-Advisory Agreement with ClearBridge Investments, LLC is incorporated herein by reference to PEA No. 71.
42.	Form of Sub-Advisory Agreement with Goldman Sachs Asset Management, L.P. is incorporated herein by reference to PEA No. 73.
43.	Form of Sub-Advisory Agreement with Harris Associates L.P. is incorporated herein by reference to PEA No. 73.
44.	Form of Sub-Advisory Agreement with Goldman Sachs Asset Management, L.P. is incorporated herein by reference to PEA No. 76.

	45.	Form of Sub-Advisory Agreement with Wellington Management Company, LLP is incorporated herein by reference to PEA No. 76.
	46.	Form of Sub-Advisory Agreement with Delaware Investments Fund Advisers is incorporated herein by reference to PEA No. 76.
	47.	Form of Sub-Advisory Agreement with Jacobs Levy Equity Management, Inc. is incorporated herein by reference to PEA No. 76.
	48.	Form of Sub-Advisory Agreement with American Century Investment Management, Inc. is incorporated herein by reference to PEA No. 76.
	49.	Form of Sub-Advisory Agreement with WCM Investment Management, LLC is incorporated herein by reference to PEA No. 76.
	50.	Form of Sub-Advisory Agreement with Parametric Portfolio Associates LLC is filed herewith as Exhibit EX-99(d)(50).
	51.	Form of Sub-Advisory Agreement with RBC Global Asset Management (UK) Limited is incorporated herein by reference to PEA No. 79.
	52.	Form of Sub-Advisory Agreement with Neuberger Berman Investment Advisers LLC is incorporated herein by reference to PEA No. 79.
	53.	Form of Sub-Advisory Agreement with Schroder Investment Management North America Limited is incorporated herein by reference to PEA No. 79.
	54.	Form of Sub-Advisory Agreement with The London Company of Virginia, LLC is incorporated herein by reference to PEA No. 80.
	55.	Expense Cap Letter with GuideStone Capital Management, LLC for the Target Date Funds is incorporated herein by reference to PEA No. 80.
	56.	Expense Cap Letter with GuideStone Capital Management, LLC for the Institutional Class of the International Equity Index Fund is incorporated herein by reference to PEA No. 80.
	57.	Expense Cap Letter with GuideStone Capital Management, LLC for the Investor Class of the Emerging Markets Equity Fund is incorporated herein by reference to PEA No. 80.
(e)		Underwriting Contracts.
	1.	Underwriting Agreement with Foreside Funds Distributors LLC (f/k/a BNY Mellon Distributors LLC) dated April 1, 2012 as amended June 1, 2017 is incorporated herein by reference to PEA No. 71.
(f)		Bonus or Profit Sharing Contracts. Not Applicable.
(g)		Custodian Agreements.
	1.	Custody Agreement with The Northern Trust Company amended as of September 13, 2005 is incorporated herein by reference to PEA No. 80.
	2.	Amended Fee Schedule dated April 1, 2015, is incorporated herein by reference to Post-Effective Amendment No. 58 to the Registration Statement on Form N-1A (No. 333-53432) filed with the SEC on April 29, 2015 (“PEA No. 58”).
(h)		Other Material Contracts.
	1.	Fund Administration and Accounting Services Agreement with The Northern Trust Company is incorporated herein by reference to PEA No. 66.
	2.	First Amendment to the Fund Administration and Accounting Services Agreement with The Northern Trust Company is incorporated herein by reference to PEA No. 76.

	3.	Second Amendment to the Fund Administration and Accounting Services Agreement with The Northern Trust Company is incorporated herein by reference to PEA No. 76.
	4.	Transfer Agency and Shareholder Services Agreement with BNY Mellon Investment Servicing (US) Inc. is incorporated herein by reference to PEA No. 40.
	5.	Amendment No. 1 to Transfer Agency and Shareholder Services Agreement with BNY Mellon Investment Servicing (US) Inc. is incorporated herein by reference to PEA No. 53.
	6.	Amendment No. 2 to Transfer Agency and Shareholder Services Agreement with BNY Mellon Investment Servicing (US) Inc. is incorporated herein by reference to PEA No. 58.
	7.	Amendment No. 3 to Transfer Agency and Shareholder Services Agreement with BNY Mellon Investment Servicing (US) Inc. is incorporated herein by reference to Post-Effective Amendment No. 62 to the Registration Statement on Form N-1A (No. 333-53432) filed with the SEC on February 26, 2016 (“PEA No. 62”).
	8.	Termination Amendment to Transfer Agency and Shareholder Services Agreement with BNY Mellon Investment Servicing (US) Inc. is incorporated herein by reference to PEA No. 66.
	9.	Amendment No. 5 to Transfer Agency and Shareholder Services Agreement with BNY Mellon Investment Servicing (US) Inc. is incorporated herein by reference to PEA No. 71.
	10.	Amendment No. 6 to Transfer Agency and Shareholder Services Agreement with BNY Mellon Investment Servicing (US) Inc. is incorporated herein by reference to PEA No. 71.
	11.	Amendment No. 7 to Transfer Agency and Shareholder Services Agreement with BNY Mellon Investment Servicing (US) Inc. is incorporated herein by reference to PEA No. 80.
	12.	Transfer on Death Exception Procedures Agreement with BNY Mellon Investment Servicing (US) Inc. is incorporated herein by reference to PEA No. 80.
(i)		Legal Opinion. Opinion of Stradley Ronon Stevens & Young, LLP is incorporated herein by reference to PEA No. 80.
(j)		Other Opinions.
	1.	Consent of PricewaterhouseCoopers LLP is incorporated herein by reference to PEA No. 80.
	2.	Powers of Attorney. Power of Attorney for William Craig George, dated November 7, 2019, is incorporated herein by reference to PEA No. 79.
	3.	Power of Attorney for Randall T. Hahn, D.Min, dated November 7, 2019, is incorporated herein by reference to PEA No. 79.
	4.	Power of Attorney for Barry D. Hartis, dated November 7, 2019, is incorporated herein by reference to PEA No. 79.
	5.	Power of Attorney for Grady R. Hazel, dated November 7, 2019, is incorporated herein by reference to PEA No. 79.
	6.	Power of Attorney for Ronald D. Murff, dated November 7, 2019, is incorporated herein by reference to PEA No. 79.
	7.	Power of Attorney for David B. McMillan, dated November 7, 2019, is incorporated herein by reference to PEA No. 79.
	8.	Power of Attorney for Franklin R. Morgan, dated November 7, 2019, is incorporated herein by reference to PEA No. 79.
	9.	Power of Attorney for John R. Morris, dated November 7, 2019, is incorporated herein by reference to PEA No. 79.

	10.	Power of Attorney for Thomas G. Evans, dated May 1, 2020, is filed herewith as Exhibit EX-99(j)(10).
(k)		Omitted Financial Statements. Not Applicable.
(l)	Initial Capital Agreements.
Letter Agreement with GuideStone Financial Resources of the Southern Baptist Convention (formerly, Annuity Board of the Southern Baptist Convention) is incorporated herein by reference to Pre-Effective Amendment No. 2.

(m)		Rule 12b-1 Plan. None.
(n)		Rule 18f-3 Plan. Amended and Restated Multiple Class Plan Pursuant to Rule 18f-3 is incorporated by reference to PEA No. 76.
(p)		Codes of Ethics.
	1.	Code of Ethics of GuideStone Capital Management, LLC and GuideStone Funds is filed herewith as Exhibit EX-99(p)(1).
	2.	Code of Ethics of Foreside Financial Group, LLC is incorporated herein by reference to PEA No. 37.
	3.	Code of Ethics of Barrow, Hanley, Mewhinney & Strauss, LLC is incorporated herein by reference to PEA No. 62.
	4.	Code of Ethics of BlackRock Financial Management, Inc. is filed herewith as Exhibit EX-99(p)(4).
	5.	Code of Ethics of Mondrian Investment Partners Ltd. is filed herewith as Exhibit EX-99(p)(5).
	6.	Code of Ethics of Goldman Sachs Asset Management, L.P. is filed herewith as Exhibit EX-99(p)(6).
	7.	Code of Ethics of Loomis, Sayles & Company, L.P. is incorporated herein by reference to PEA No. 76.
	8.	Code of Ethics of Pacific Investment Management Company LLC is incorporated herein by reference to PEA No. 79.
	9.	Code of Ethics of Payden & Rygel is filed herewith as Exhibit EX-99(p)(9).
	10.	Code of Ethics of Schroder Investment Management North America Inc. is incorporated herein by reference to PEA No. 76.
	11.	Code of Ethics of TCW Investment Management Company LLC is incorporated herein by reference to PEA No. 79.
	12.	Code of Ethics of Western Asset Management Company and Western Asset Management Company Limited is incorporated herein by reference to PEA No. 66.
	13.	Code of Ethics of TimesSquare Capital Management, LLC is incorporated herein by reference to PEA No. 66.
	14.	Code of Ethics of RREEF America L.L.C. is incorporated herein by reference to PEA No. 71.
	15.	Code of Ethics of MFS Institutional Advisors, Inc. is filed herewith as Exhibit EX-99(p)(15).
	16.	Code of Ethics of AQR Capital Management, LLC is incorporated herein by reference to PEA No. 79.
	17.	Code of Ethics of Sands Capital Management, LLC is incorporated herein by reference to PEA No. 71.
	18.	Code of Ethics of Parametric Portfolio Associates LLC is filed herewith as Exhibit EX-99(p)(18).

19.	Code of Ethics of American Century Investment Management, Inc. is filed herewith as Exhibit EX-99(p)(19).
20.	Code of Ethics of Shenkman Capital Management, Inc. is filed herewith as Exhibit EX-99(p)(20).
21.	Code of Ethics of Brown Advisory, LLC is incorporated herein by reference to PEA No. 53.
22.	Code of Ethics of Deutsche Investments Australia Limited and Deutsche Alternative Asset Management (Global) Limited incorporated herein by reference to PEA No. 53.
23.	Code of Ethics of Heitman Real Estate Securities LLC and Heitman International Real Estate Securities HK Limited is incorporated herein by reference to PEA No. 53.
24.	Code of Ethics of Legal & General Investment Management America, Inc. is incorporated herein by reference to PEA No. 76.
25.	Code of Ethics of Allianz Global Investors U.S. LLC is filed herewith as Exhibit EX-99(p)(25).
26.	Code of Ethics of Neuberger Berman Investment Advisers LLC is incorporated herein by reference to PEA No. 71.
27.	Code of Ethics of Weiss Multi-Strategy Advisers LLC is incorporated herein by reference to PEA No. 79.
28.	Code of Ethics of ClearBridge Investments, LLC is incorporated herein by reference to PEA No. 73.
29.	Code of Ethics of Harris Associates L.P. is filed herewith as Exhibit EX-99(p)(29).
30.	Code of Ethics of Wellington Management Company, LLP is incorporated herein by reference to PEA No. 76.
31.	Code of Ethics of Delaware Investments Fund Advisers is incorporated herein by reference to PEA No. 76.
32.	Code of Ethics of Jacobs Levy Equity Management, Inc. is incorporated herein by reference to PEA No. 76.
33.	Code of Ethics of WCM Investment Management, LLC is incorporated herein by reference to PEA No. 76.
34.	Code of Ethics of RBC Global Asset Management (UK) Limited is incorporated herein by reference to PEA No. 79.
35.	Code of Ethics of The London Company of Virginia, LLC is incorporated herein by reference to PEA No. 80.
Item 29.	PERSONS CONTROLLED BY OR UNDER COMMON CONTROL OF THE FUND.

Company	Controlling Person(s) of Company	% of Voting Securities Owned by Controlling Person(s) (or other basis of control)	State of Organization of Company
GuideStone Funds	GuideStone Financial Resources	90.2%	Delaware
GuideStone Advisors	GuideStone Financial Resources	Sole Member	Texas
GuideStone Advisors, LLC	GuideStone Advisors	80.0%; Manager	Texas
GuideStone Agency Services	GuideStone Financial Resources	Sole Member	Texas

Company	Controlling Person(s) of Company	% of Voting Securities Owned by Controlling Person(s) (or other basis of control)	State of Organization of Company
GuideStone Capital Management, LLC	GuideStone Investment Services	60.0%; Manager	Texas
	GuideStone Resource Management, Inc.	40.0%
GuideStone Financial Services	GuideStone Financial Resources	Sole Member	Texas
GuideStone Investment Services	GuideStone Financial Resources	Sole Member	Texas
GuideStone Resource Management, Inc.	GuideStone Financial Resources	100.0%	Texas
GuideStone Risk Management Co.	GuideStone Financial Resources	Sole Member	Vermont
GuideStone Trust Services	GuideStone Financial Resources	Sole Member	Texas
Item 30.	INDEMNIFICATION.
A Delaware statutory trust may provide in its governing instrument for indemnification of its officers and trustees from and against any and all claims and demands whatsoever. Article IX, Section 2 of the Trust Instrument provides that the Registrant shall indemnify any present or former trustee, officer, employee or agent of the Registrant (“Covered Person”) to the fullest extent permitted by law against liability and all expenses reasonably incurred or paid by him or her in connection with any investigation, claim, action, suit or proceeding (“Action”) in which he or she becomes involved as a party or otherwise by virtue of his or her being or having been a Covered Person and against amounts paid or incurred by him or her in settlement thereof. Indemnification will not be provided to a person adjudged by a court or other body to be liable to the Registrant or its shareholders by reason of “willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office” (“Disabling Conduct”), or “not to have acted in good faith in the reasonable belief that his or her action was in the best interest” of the Registrant. In the event of a settlement, no indemnification may be provided unless there has been a determination that the officer or trustee did not engage in Disabling Conduct (i) by the court or other body approving the settlement; (ii) by at least a majority of those trustees who are neither interested persons, as that term is defined in the Investment Company Act of 1940 (“1940 Act”), of the Registrant (“Independent Trustees”), nor parties to the matter based upon a review of readily available facts; or (iii) by written opinion of independent legal counsel based upon a review of readily available facts.
Pursuant to Article IX, Section 3 of the Trust Instrument, if any present or former shareholder of any series (“Series”) of the Registrant shall be held personally liable solely by reason of his or her being or having been a shareholder and not because of his or her acts or omissions or for some other reason, the present or former shareholder (or his or her heirs, executors, administrators or other legal representatives or in the case of any entity, its general successor) shall be entitled out of the assets belonging to the applicable Series to be held harmless from and indemnified against all loss and expense arising from such liability. The Registrant, on behalf of the affected Series, shall, upon request by such shareholder, assume the defense of any claim made against such shareholder for any act or obligation of the Series and satisfy any judgment thereon from the assets of the Series.
Section 12 of the Advisory Agreement between the Adviser and the Registrant provides that the Adviser shall not be liable for any loss due solely to a mistake of investment judgment, but shall be liable for any loss which is incurred by reason of an act or omission of its employee, partner, director or affiliate, if such act or omission involves willful misfeasance, bad faith or gross negligence, or breach of its duties or obligations thereunder, whether express or implied; provided, that this shall not be deemed a limitation or waiver of any obligation or duty that may not by law be limited or waived.
Section 5 of the Advisory Agreement between the Adviser and the Registrant provides that the Adviser shall indemnify the Registrant or any of its trustees, officers, employees or affiliates for all losses, damages, liabilities, costs and expenses (including legal) (“Losses”) incurred by the Registrant by reason of or arising out of any act or omission by the Adviser under the Agreement, or any breach of warranty, representation or agreement thereunder, except to the extent that such Losses arise as a result of the negligence, gross negligence, willful misfeasance or bad faith of the Registrant. Section 5 further provides that the Registrant shall indemnify the Adviser or any of its directors, officers, employees or affiliates for all Losses incurred by the Adviser by reason of or arising out of any act or omission by the Registrant under the Agreement, or any breach of warranty, representation or agreement thereunder, except to the extent that such Losses arise as a result of the negligence, gross negligence, willful misfeasance or bad faith of the Adviser or the Adviser’s breach of fiduciary duty to the Registrant.
Section 8 of the Sub-Advisory Agreements between the Registrant, the Adviser and each Sub-Adviser to one or more Series, provides that the Sub-Adviser shall not be liable for any loss due solely to a mistake of investment judgment, but shall be liable for any loss which is incurred by reason of an act or omission of its employee, partner, director or affiliate, if such act or omission involves willful misfeasance, bad faith or gross negligence, or breach of its duties or obligations thereunder, whether express or implied; provided, that this shall not be deemed a limitation or waiver of any obligation or duty that may not by law be limited or waived.
Section 9 of the Sub-Advisory Agreements between the Registrant, the Adviser and each Sub-Adviser to one or more Series provides that the Registrant and the Adviser shall indemnify the Sub-Adviser or any of its directors, officers, employees or affiliates for all losses, damages, liabilities, costs and expenses (including legal) (“Losses”) incurred by the Sub-Adviser by reason of or arising out of any act or omission by the Registrant and the Adviser under the Agreement, or any breach of warranty, representation or agreement thereunder, except to the extent that such Losses arise as a result of the negligence, gross negligence, willful misfeasance or bad faith of the Sub-Adviser or the Sub-Adviser’s breach of fiduciary duty to the Registrant and the Adviser.
Section 9 also provides that the Sub-Adviser shall indemnify the Registrant and the Adviser or any of their directors, officers, employees or affiliates for all Losses incurred by the Registrant and the Adviser by reason of or arising out of any act or omission by the Sub-Adviser under the Agreement if such act or omission involves the negligence, gross negligence, willful misfeasance, bad faith or breach of fiduciary duty of the Sub-Adviser, or any breach of warranty, representation or agreement thereunder, except to the extent that such Losses arise as a result of the negligence, gross negligence, willful misfeasance or bad faith of the Registrant and the Adviser or the Registrant’s and the Adviser’s breach of fiduciary duty to the Sub-Adviser.
Section 10 of the Underwriting Agreement between the Registrant and Foreside Funds Distributors LLC (“the Distributor”) provides that the Registrant agrees to indemnify and hold harmless the Distributor and its affiliates from all taxes, charges, expenses, assessments, claims and liabilities arising directly or indirectly from any action or omission to act which the Distributor takes under the Agreement. Neither the Distributor, nor any of its affiliates shall be indemnified against any liability caused by the Distributor’s or its affiliates’ own willful misfeasance, bad faith, negligence, gross negligence or reckless disregard of its duties and obligations under the Agreement.
Section 20 of the Underwriting Agreement between the Registrant and the Distributor provides that the Distributor is “expressly put on notice of the limitation of shareholder liability as set forth in the Trust’s Declaration of Trust and notice is hereby given that this Agreement is executed on behalf of the Trustees of the Trust as Trustees and not individually and that the obligations of this

Agreement are not binding upon any of the Trustees or Shareholders individually but are binding only upon the assets and property of the Trust.”
Mutual fund and trustees and officers liability policies purchased by the Registrant insure such persons and their respective trustees, partners, officers and employees, subject to the policies’ coverage limits and exclusions and varying deductibles, against loss resulting from claims by reason of any act, error, omission, misstatement, misleading statement, neglect or breach of duty.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, (“1933 Act”) may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.
Item 31.	BUSINESS AND OTHER CONNECTIONS OF THE INVESTMENT ADVISERS.

1.	GuideStone Capital Management, LLC:
GuideStone Capital Management, LLC (“GSCM”) is located at 5005 Lyndon B. Johnson Freeway, Suite 2200, Dallas, Texas 75244. GSCM is a Texas non-profit corporation, is a registered investment adviser and offers investment management services to investment companies and other types of investors. Information as to the firm’s officers is as follows:

Name and Position with Adviser	Other Company	Position with Other Company
David S. Spika President	GuideStone Financial Resources	Vice President, Chief Strategic Investment Officer
Patrick Pattison Vice President and Treasurer	GuideStone Financial Resources	Chief Accounting Officer
Matt L. Peden Vice President and Chief Investment Officer	GuideStone Financial Resources	Vice President, Chief Investment Officer
Melanie Childers Vice President – Fund Operations	GuideStone Financial Resources	Managing Director, Fund Operations
Matthew A. Wolfe Chief Compliance Officer and Secretary	GuideStone Financial Resources	Managing Director, Compliance and Legal
Jeremy Halpin Financial Officer	GuideStone Financial Resources	Director, F&A
2.	Allianz Global Investors U.S. LLC:
Allianz Global Investors U.S. LLC (“Allianz”) is located at 1633 Broadway, 43rd Floor, New York, New York 10019, is a direct, wholly-owned subsidiary of Allianz Global Investors U.S. Holdings LLC, which in turn is owned indirectly by Allianz SE, and is registered under the Investment Advisers Act of 1940, as amended. The directors, investment officers and/or partners have not been engaged in any other business, profession, vocation or employment during the past two fiscal years.

3.	American Century Investment Management, Inc.
American Century Investment Management, Inc. (“American Century”), 4500 Main Street, Kansas City, Missouri 64111, is a wholly-owned, privately held subsidiary of American Century Companies Inc. and is registered under the Investment Advisers Act of 1940, as amended. American Century provides portfolio management services for investment companies as well as for other business and institutional clients. Information regarding other business, profession, vocation or employment of a substantial nature as to the directors and officers of American Century during the past two fiscal years is as follows:

Name and Position with Adviser	Other Company	Position with Other Company
Michael Rode Vice President	SunTrust Robinson Humphrey	Managing Director
Vidya Rajappa Vice President	AllianceBernstein	Senior Vice President
Hitesh Patel Vice President	UBS Securities	Senior Member, Alternative Investment Specialist Team
Robert Brookby Vice President	Putnam Investments	Portfolio Manager
Joyce Huang Vice President	First State Investments	Investment Director
	BNY Mellon Investment Management	Senior Investment Strategist
John Zimmerman Vice President	Perella Weinberg Partners	Managing Director
Christopher Chen Vice President	Baring Asset Manager	Director and Client Portfolio Manager
	Mirae Asset Global Investment	Client Portfolio Manager
Richard Adams Vice President	Columbia Threadneedle Investments	Director – Client Portfolio Manager
Charles Tan Senior Vice President and Co-CIO, Global Fixed Income	Aberdeen Standard Investments	Head of North American Fixed Income
4.	AQR Capital Management, LLC:
AQR Capital Management, LLC (“AQR”), is located at Two Greenwich Plaza, Fourth Floor, Greenwich Connecticut 06830. AQR is a registered investment adviser under the Investment Advisers Act of 1940, as amended. AQR offers investment management services to investment companies and other types of investors. Information as to the principals and executive officers of AQR during the past two fiscal years is as follows:

Name and Position with Adviser	Other Company	Position with Other Company
Lasse H. Pedersen Principal	Copenhagen Business School	Professor
Scott Richardson Principal	London Business School	Professor of Accounting
Tobias Moskowitz Principal	Yale University School of Management	Dean Takahashi Professor of Finance

5.	Barrow, Hanley, Mewhinney & Strauss, LLC:
The sole business activity of Barrow, Hanley, Mewhinney & Strauss, LLC (“BHMS”), 2200 Ross Avenue, 31st Floor, Dallas, Texas 75201, is to serve as an investment adviser. BHMS is registered under the Investment Advisers Act of 1940, as amended. Information as to the trustees and officers of BHMS during the past two fiscal years is as follows:

Name and Position with Adviser	Other Company	Position with Other Company
Cory Martin Executive Director	None	None
Patricia Barron-Andrews Managing Director, CCO/CRO	None	None
Mark Giambrone Managing Director	None	None
Brad Kinkelaar Managing Director	None	None
Scott McDonald Managing Director	None	None
Lewis Ropp Managing Director	None	None
Rand Wrighton Managing Director	None	None
Guang Yang Member Board of Managers	BrightSphere Investment Group Inc. (Parent Company)	BSIG Executive
Meghan K. Driscoll Member Board of Managers	BrightSphere Investment Group Inc. (Parent Company)	BSIG Executive
6.	BlackRock Advisors, LLC:
BlackRock Advisors, LLC’s (“BA”) principal business address is 100 Bellevue Parkway, Wilmington, Delaware 19809. BA is an indirect wholly-owned subsidiary of BlackRock, Inc. and was organized in 1994 for the purpose of providing advisory services to investment companies. The information required by this Item 31 about officers and directors of BA, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by such officers and directors during the last two years, is incorporated by reference to Schedules A and D of Part 1 of Form ADV, filed by BA pursuant to the Investment Advisers Act of 1940, as amended, (SEC File No. 801-47710).

7.	BlackRock Financial Management, Inc.:
BlackRock Financial Management, Inc.’s (“BFM”) principal business address is 55 East 52nd Street, New York, New York 10055 and is an indirect wholly-owned subsidiary of BlackRock, Inc. BFM was organized in 1994 for the purpose of providing advisory services to investment companies. The information required by this Item 31 about officers and directors of BFM, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by such officers and directors during the last two years, is incorporated by reference to Schedules A and D of Part 1 of Form ADV, filed by BFM pursuant to the Investment Advisers Act of 1940, as amended, (SEC File No. 801-48433).

8.	Brown Advisory, LLC:
Brown Advisory, LLC (“Brown Advisory”) is located at 901 South Bond Street, Suite 400, Baltimore, Maryland 21231. Brown Advisory is registered with the SEC as an investment adviser and provides investment management services to individuals and institutions. Information as to the directors and officers of Brown for the past two fiscal years is as follows:

Name and Position with Adviser	Other Company	Position with Other Company
Michael D. Hankin President	Brown Advisory Incorporated and affiliates	Chief Executive Officer, Partner

	Brown Advisory Funds	Trustee
	Brown Advisory Funds PLC	Director
	Baltimore Waterfront Partnership and Management Authority	Chairman
	Chesapeake Conservatory	Trustee
	Center For Large Landscape Conservation	Trustee
	Hopkins Applied Physics Lab	Chairman of the Board of Managers
	Johns Hopkins Medicine	Trustee and Vice Chairman
	Johns Hopkins University	Trustee
	Land Preservation Trust	President and Director
	National Steeplechase Association	Director
	Stanley Black & Decker, Inc.	Director
	Tate Engineering Systems, Inc	Director
	The Wills Group	Director
David M. Churchill Treasurer	Brown Advisory Incorporated and affiliates	Chief Operating Officer, Chief Financial Officer, Partner
	Brown Advisory Funds	President/Principal Executive Officer
	Brown Advisory Funds PLC	Director
	First Fruits Farm	Director
	Grace Fellowship Church	Chairman, Finance Committee
	Mercy Medical Center	Director
	Mount Vernon Place Conservancy	Trustee
	National Aquarium, Baltimore	Director
Brett D. Rogers Chief Compliance Officer	Brown Advisory Incorporated and affiliates	General Counsel & Chief Compliance Officer, Partner
	Brown Advisory Funds PLC	Director
	Baltimore Chesapeake Bay Outward Bound	Director
	Baltimore Efficiency & Economy Foundation, Inc.	Director
	Boy Scouts of America	Director
	Kasina Youth Foundation	Board of Trustees
9.	ClearBridge Investments, LLC:
ClearBridge Investments, LLC (“ClearBridge”) is located at 620 8th Avenue, New York, New York 10018, is a wholly-owned subsidiary of Legg Mason, Inc. and is registered under the Investment Advisers Act of 1940, as amended. Information regarding other business, profession, vocation or employment of a substantial nature as to the directors and officers of ClearBridge during the past two fiscal years is as follows:

Name and Position with Adviser	Other Company	Position with Other Company
Terrence Murphy Chief Executive Officer, President and Director	Legg Mason Private Portfolio Group, LLC	Chief Executive Officer and Director
Cynthia List Chief Financial Officer and Director	Legg Mason Private Portfolio Group, LLC	Chief Financial Officer
Barbara Brooke Manning General Counsel and Chief Compliance Officer	Legg Mason Private Portfolio Group, LLC	Chief Compliance Officer
Laura Boydston, John Eede, Brian Eakes, Terence Johnson and Jane Trust are senior executives within Legg Mason, Inc.’s global organization. They are Directors at ClearBridge.	These Directors serve on the boards of one or more subsidiaries of Legg Mason, Inc. and are not involved in the day to day operations of ClearBridge Investments, LLC.
10.	Delaware Investments Fund Advisers:
Delaware Investments Fund Advisers (“DIFA”), with principal offices at One Commerce Square, 2005 Market Street, Philadelphia, Pennsylvania 19103, has been a registered investment advisor since 1939. As of December 31, 2019, DIFA and its affiliates managed approximately $177.9 billion in assets under management across multiple asset classes in various institutional or separately managed investment company and insurance accounts. Information as to the directors and executive officers during the past two fiscal years is as follows:

Name and Position with Adviser	Other Company	Position with Other Company
Shawn K. Lytle President	Delaware Funds® by Macquarie	President/Chief Executive Officer
	Macquarie Investment Management	Various executive capacities
	Optimum Fund Trust	President/Chief Executive Officer
Roger A. Early Executive Vice President/Executive Director, Global Co-Head of Fixed Income	Delaware Funds® by Macquarie	Executive Vice President/Executive Director, Global Co-Head of Fixed Income
	Macquarie Investment Management	Various executive capacities
Dominic Janssens Executive Vice President/Global Chief Operations Officer	Delaware Funds® by Macquarie	Executive Vice President/Global Chief Operations Officer
	Macquarie Investment Management	Various executive capacities
John Leonard Executive Vice President/Global Chair of Equities	Delaware Funds® by Macquarie	Executive Vice President/Global Chair of Equities
	Macquarie Investment Management	Various executive capacities
Alexander Alston Senior Vice President/Co-Head of Private Placements Analysts	Macquarie Investment Management	Various executive capacities

Joseph R. Baxter Senior Vice President/Head of Municipal Bond Department/Senior Portfolio Manager	Delaware Funds® by Macquarie	Senior Vice President/Head of Municipal Bond Department/Senior Portfolio Manager
	Macquarie Investment Management	Various capacities
Christopher S. Beck Senior Vice President/Chief Investment Officer—Small Cap Value/Mid-Cap Value Equity	Delaware Funds® by Macquarie	Senior Vice President/Chief Investment Officer—Small Cap Value/Mid-Cap Value Equity
	Macquarie Investment Management	Various capacities
David Brenner Senior Vice President/Chief Administration Officer	Delaware Funds® by Macquarie	Senior Vice President/Chief Administration Officer
	Macquarie Investment Management	Various capacities
Adam H. Brown Senior Vice President/Senior Portfolio Manager/Co-Head of High Yield	Delaware Funds® by Macquarie	Senior Vice President/Senior Portfolio Manager/Co-Head of High Yield
	Macquarie Investment Management	Various capacities
Stephen J. Busch Senior Vice President/Global Head of Fund Services and US SMA Operations	Delaware Funds® by Macquarie	Senior Vice President/Head of Separately Managed Account Operations and Fund Oversight
	Macquarie Investment Management	Various capacities
	Optimum Fund Trust	Senior Vice President/Investment Accounting
Michael F. Capuzzi Senior Vice President/Head of Investment Operations	Delaware Funds® by Macquarie	Senior Vice President/Head of Investment Operations
	Macquarie Investment Management	Various capacities
Liu-Er Chen Senior Vice President/Chief Investment Officer, Emerging Markets and Healthcare	Delaware Funds® by Macquarie	Senior Vice President/Chief Investment Officer, Emerging Markets and Healthcare
	Macquarie Investment Management	Various capacities
David F. Connor Senior Vice President/General Counsel/Secretary	Delaware Funds® by Macquarie	Senior Vice President/General Counsel/Secretary
	Macquarie Investment Management	Various capacities
	Optimum Fund Trust	Senior Vice President/General Counsel/Secretary
Craig C. Dembek Senior Vice President/Head of Credit Research	Delaware Funds® by Macquarie	Senior Vice President/Co-Head of Credit Research

	Macquarie Investment Management	Various capacities
Joseph Devine Senior Vice President/Chief Investment Officer, Global Ex-US Equities	Delaware Funds® by Macquarie	Senior Vice President/Chief Investment Officer, Global Ex-US Equities
	Macquarie Investment Management	Various capacities
W. Alexander Ely Senior Vice President/Chief Investment Officer, Small/Mid-Cap Growth Equity	Delaware Funds® by Macquarie	Senior Vice President/Chief Investment Officer, Small/Mid-Cap Growth Equity
	Macquarie Investment Management	Various capacities
Brad Frischber Senior Vice President/Chief Investment Officer, Global Listed Infrastructure	Macquarie Investment Management	Various capacities
Stuart M. George Senior Vice President/Head of Equity Trading	Delaware Funds® by Macquarie	Senior Vice President/Head of Equity Trading
	Macquarie Investment Management	Various capacities
Paul Grillo Senior Vice President/Chief Investment Officer—Total Return Fixed Income Strategies	Delaware Funds® by Macquarie	Senior Vice President/Chief Investment Officer—Total Return Fixed Income Strategies
	Macquarie Investment Management	Various capacities
Sharon Hill Senior Vice President/Head of Equity Quantitative Research and Analytics	Delaware Funds® by Macquarie	Senior Vice President/Head of Quantitative Research and Analytics
	Macquarie Investment Management	Various capacities
J. David Hillmeyer Senior Vice President/Senior Portfolio Manager	Delaware Funds® by Macquarie	Senior Vice President/Senior Portfolio Manager
	Macquarie Investment Management	Various capacities
James L. Hinkley Senior Vice President/Head of Global Product Development	Delaware Funds® by Macquarie	Senior Vice President/Head of Global Product Development
	Macquarie Investment Management	Various capacities
Kashif Ishaq Senior Vice President/Head of Investment Grade Corporate Bond Trading	Delaware Funds® by Macquarie	Senior Vice President/Head of Investment Grade Corporate Bond Trading
	Macquarie Investment Management	Various capacities
Cynthia I. Isom Senior Vice President/Senior Portfolio Manager	Delaware Funds® by Macquarie	Senior Vice President/Senior Portfolio Manager

	Macquarie Investment Management	Various capacities
Frank G. LaTorraca Senior Vice President/Co-Head of Private Placements	Macquarie Investment Management	Various capacities
Brian McDonnell Senior Vice President/Senior Portfolio Manager/Senior Structured Products Analyst	Delaware Funds® by Macquarie	Senior Vice President/Senior Portfolio Manager/Senior Structured Products Analyst
	Macquarie Investment Management	Various capacities
	Optimum Fund Trust	Senior Vice President/Senior Portfolio Manager/Senior Structured Products Analyst
John P. McCarthy Senior Vice President/Senior Portfolio Manager/Co-Head of High Yield	Delaware Funds® by Macquarie	Senior Vice President/Senior Portfolio Manager/Co-Head of High Yield
	Macquarie Investment Management	Various capacities
Francis X. Morris Senior Vice President/Chief Investment Officer—Core Equity	Delaware Funds® by Macquarie	Senior Vice President/Chief Investment Officer—Core Equity
	Macquarie Investment Management	Various capacities
Brian L. Murray, Jr. Senior Vice President/Global Chief Compliance Officer	Delaware Funds® by Macquarie	Senior Vice President/Global Chief Compliance Officer
	Macquarie Investment Management	Various capacities
	Optimum Fund Trust	Vice President/Chief Compliance Officer
Susan L. Natalini Senior Vice President/Chief Operations Officer—Equity and Fixed Income Investments	Delaware Funds® by Macquarie	Senior Vice President/Chief Operations Officer—Equity and Fixed Income Investments
	Macquarie Investment Management	Various capacities
Philip O. Obazee Senior Vice President/Head of Derivatives	Delaware Funds® by Macquarie	Senior Vice President/ Head of Derivatives
	Macquarie Investment Management	Various capacities
Terrance M. O’Brien Senior Vice President/Head of Portfolio Analytics	Delaware Funds® by Macquarie	Senior Vice President/Head of Portfolio Analytics
	Macquarie Investment Management	Various capacities
Mansur Z. Rasul Senior Vice President/Portfolio Manager/Head of Emerging Markets Credit Trading	Delaware Funds® by Macquarie	Senior Vice President/Portfolio Manager/Head of Emerging Markets Credit Trading

	Macquarie Investment Management	Various capacities
Richard Salus Senior Vice President/Global Head of Fund Administration	Delaware Funds® by Macquarie	Senior Vice President/Global Head of Fund Administration
	Macquarie Investment Management	Various capacities
	Optimum Fund Trust	Senior Vice President/Chief Financial Officer
Neil Siegel Senior Vice President/Chief Marketing and Product Officer	Delaware Funds® by Macquarie	Senior Vice President/Senior Portfolio Manager
	Macquarie Investment Management	Various capacities
Babak Zenouzi Senior Vice President/Chief Investment Officer—Real Estate Securities and Income Solutions	Delaware Funds® by Macquarie	Senior Vice President/Chief Investment Officer—Real Estate Securities and Income Solutions
	Macquarie Investment Management	Various capacities
Gary T. Abrams Vice President/Head of International Equity Trading	Delaware Funds® by Macquarie	Vice President/Head of International Equity Trading
	Macquarie Investment Management	Various capacities
Patricia L. Bakely Vice President/Chief Financial Officer/Treasurer	Delaware Funds® by Macquarie	Vice President/Chief Financial Officer/Treasurer
	Macquarie Investment Management	Various capacities
Jamie Charieri Vice President/Analyst	Macquarie Investment Management	Various capacities
Anthony G. Ciavarelli Vice President/Associate General Counsel/Assistant Secretary	Delaware Funds® by Macquarie	Vice President/Associate General Counsel/Assistant Secretary
	Macquarie Investment Management	Various capacities
	Optimum Fund Trust	Vice President/Associate General Counsel/Assistant Secretary
Kishor K. Daga Vice President/Institutional Account Services	Delaware Funds® by Macquarie	Vice President/Institutional Account Services
	Macquarie Investment Management	Various capacities
Michael E. Dresnin Vice President/Associate General Counsel/Assistant Secretary	Delaware Funds® by Macquarie	Vice President/Associate General Counsel/Assistant Secretary
	Macquarie Investment Management	Various capacities
	Optimum Fund Trust	Vice President/Deputy General Counsel/Assistant Secretary

Joel A. Ettinger Vice President/Taxation	Delaware Funds® by Macquarie	Vice President/Taxation
	Macquarie Investment Management	Various capacities
	Optimum Fund Trust	Vice President/Taxation
William J. Fink Vice President/Deputy Chief Compliance Officer	Macquarie Investment Management	Various capacities
Joseph Fiorilla Vice President/Trading Operations	Delaware Funds® by Macquarie	Vice President/Trading Operations
	Macquarie Investment Management	Various capacities
Denise A. Franchetti Vice President/Portfolio Manager/Senior Research Analyst	Delaware Funds® by Macquarie	Vice President/Portfolio Manager/Senior Research Analyst
	Macquarie Investment Management	Various capacities
Daniel V. Geatens Vice President/Director of Financial Administration	Delaware Funds® by Macquarie	Vice President/Director of Financial Administration
	Macquarie Investment Management	Various capacities
	Optimum Fund Trust	Vice President/Treasurer/Chief Financial Officer
Stephen Hoban Vice President/Controller	Delaware Funds® by Macquarie	Vice President/Controller
	Macquarie Investment Management	Various capacities
Jerel A. Hopkins Vice President/Associate General Counsel/Assistant Secretary	Delaware Funds® by Macquarie	Vice President/Associate General Counsel/Assistant Secretary
	Macquarie Investment Management	Various capacities
Michael Q. Mahoney Vice President/Fund Administration	Macquarie Investment Management	Various capacities
Andrew McEvoy Vice President/Trade Settlements	Delaware Funds® by Macquarie	Vice President/Trade Settlements
	Macquarie Investment Management	Various capacities
	Optimum Fund Trust	Vice President/Trade Settlements
Peter T. Pan Vice President/Head of US SMA Trading	Delaware Funds® by Macquarie	Vice President/Head of US SMA Trading
	Macquarie Investment Management	Various capacities
William Speacht Vice President/Deputy Chief Compliance Officer	Delaware Funds® by Macquarie	Vice President/Deputy Chief Compliance Officer
	Macquarie Investment Management	Various capacities

John C. Van Roden III Vice President/Head of Municipal Trading	Delaware Funds® by Macquarie	Vice President/Head of Municipal Trading
	Macquarie Investment Management	Various capacities
Emilia P. Wang Vice President/Associate General Counsel/Assistant Secretary	Delaware Funds® by Macquarie	Vice President/Associate General Counsel/Assistant Secretary
	Macquarie Investment Management	Various capacities
	Optimum Fund Trust	Vice President/Associate General Counsel/Assistant Secretary
Lauren Weintraub Vice President/Equity Trader	Macquarie Investment Management	Various capacities
Kathryn R. Williams Vice President/Associate General Counsel/Assistant Secretary	Delaware Funds® by Macquarie	Vice President/Associate General Counsel/Assistant Secretary
	Macquarie Investment Management	Various capacities
	Optimum Fund Trust	Vice President/Associate General Counsel/Assistant Secretary
Joseph Zalewski Vice President/Analyst	Macquarie Investment Management	Various capacities
11.	Goldman Sachs Asset Management, L.P.:
The principal business address of Goldman Sachs Asset Management, L.P. (“GSAM”) is 200 West Street, New York, New York 10282. GSAM is an investment adviser registered under the Investment Advisers Act of 1940, as amended. GSAM is part of The Goldman Sachs Group, Inc., a public company that is a bank holding company, financial holding company and a worldwide, full-service financial services organization. GSAM Holdings LLC is the general partner and principal owner of GSAM and has been providing financial solutions for investors since 1988. The directors and officers of GSAM have not held any positions with other companies during the past two fiscal years.

12.	Harris Associates L.P.:
The principal business address of Harris Associates L.P. (“Harris”) is 111 South Wacker Drive, Chicago, Illinois 60606. Harris is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Harris is a limited partnership with Harris Associates, Inc. as its general partner. Harris and Harris Associates, Inc. are indirect subsidiaries of Natixis Investment Managers, L.P., which is an indirect subsidiary of Natixis Investment Managers (“Natixis IM”), an international asset management group based in Paris, France. Natixis IM is in turn owned by Natixis, a French investment banking and financial services firm. Natixis is principally owned by BPCE, France’s second largest banking group. Information as to the directors and officers of Harris for the past two fiscal years is as follows:

Name and Position with Adviser	Other Company	Position with Other Company
Anthony P. Coniaris Co-Chairman and Portfolio Manager	Harris Associates, Inc.	Co-Chairman, Director
	Harris Associates Investment Trust	Executive Vice President and Portfolio Manager (Oakmark Select Fund, Oakmark Global Fund and Oakmark Global Select Fund)
Kevin G. Grant Co-Chairman, Portfolio Manager and Analyst	Harris Associates, Inc.	Co-Chairman, Director

	Harris Associates Investment Trust	Executive Vice President and Portfolio Manager (Oakmark Fund)
Justin D. Hance Vice President, Director of International Research, Portfolio Manager and Analyst	Harris Associates, Inc.	Vice President and Director of International Research
	Harris Associates Investment Trust	Vice President and Portfolio Manager (Oakmark International Small Cap Fund)
David G. Herro Deputy Chairman and Chief Investment Officer – International Equities, Portfolio Manager and Analyst	Harris Associates, Inc.	Deputy Chairman and Chief International Officer – International Equities, Director
	Harris Associates Investment Trust	Vice President and Portfolio Manager (Oakmark Global Fund, Oakmark Global Select Fund, Oakmark International Fund and Oakmark International Small Cap Fund)
M. Colin Hudson Vice President, Portfolio Manager and Analyst	Harris Associates, Inc.	Vice President
	Harris Associates Investment Trust	Vice President and Portfolio Manager (Oakmark Equity and Income Fund)
Christopher W. Keller Chief Operating Officer	Harris Associates, Inc.	Chief Operating Officer
	Harris Associates Securities L.P.	Chief Operating Officer
	Harris Associates Investment Trust	Vice President
Eric Liu Vice President, Portfolio Manager and Analyst	Harris Associates, Inc.	Vice President
	Harris Associates Investment Trust	Vice President and Portfolio Manager (Oakmark Global Select Fund)
Jason E. Long Vice President, Portfolio Manager and Analyst	Harris Associates, Inc.	Vice President
	Harris Associates Investment Trust	Vice President and Portfolio Manager (Oakmark Global Fund)
Michael L. Manelli Vice President, Portfolio Manager and Analyst	Harris Associates, Inc.	Vice President
	Harris Associates Investment Trust	Vice President and Portfolio Manager (Oakmark International Fund and Oakmark International Small Cap Fund)

Colin P. McFarland Chief Compliance Officer	Harris Associates, Inc.	Chief Compliance Officer
Clyde S. McGregor Vice President and Portfolio Manager	Harris Associates, Inc.	Vice President
	Harris Associates Investment Trust	Vice President and Portfolio Manager (Oakmark Equity and Income Fund and Oakmark Global Fund)
Thomas W. Murray Vice President, Director of U.S. Research, Portfolio Manager and Analyst	Harris Associates, Inc.	Vice President and Director of U.S. Research
	Harris Associates Investment Trust	Vice President and Portfolio Manager (Oakmark Select Fund)
William C. Nygren Vice President, Chief Investment Officer - U.S. Equity, Portfolio Manager and Analyst	Harris Associates, Inc.	Vice President and Chief Investment Officer – U.S. Equity
	Harris Associates Investment Trust	Vice President and Portfolio Manager (Oakmark Fund, Oakmark Select Fund and Oakmark Global Select Fund)
Kristi L. Rowsell President	Harris Associates, Inc.	President, Director
	Harris Associates Securities L.P.	President
	Harris Associates Investment Trust	Trustee and President
Zachary D. Weber Chief Financial Officer and Treasurer	Harris Associates, Inc.	Chief Financial Officer and Treasurer
	Harris Associates Securities L.P.	Chief Financial Officer and Treasurer
	Harris Associates Investment Trust	Vice President, Principal Financial Officer and Treasurer
Rana J. Wright Vice President, General Counsel, Anti-Money Laundering Officer and Secretary	Harris Associates, Inc.	Vice President, General Counsel and Secretary
	Harris Associates Securities L.P.	Vice President, General Counsel Anti-Money Laundering Officer and Secretary
	Harris Associates Investment Trust	Vice President, Secretary and Chief Legal Officer
13.	Heitman Real Estate Securities LLC and Heitman International Real Estate Securities HK Limited:
Heitman Real Estate Securities LLC and Heitman International Real Estate Securities HK Limited (together, “Heitman”) are located at 191 North Wacker Drive, Suite 2500, Chicago, IL 60606, and at 10/F LHT Tower, 31 Queen’s Road, Central, Hong Kong, respectively. Heitman is an investment adviser registered under the Investment Advisers Act of 1940, as amended. The directors and officers of Heitman have not held any positions with other companies during the past two fiscal years.

14.	Jacobs Levy Equity Management, Inc.:
Jacobs Levy Equity Management, Inc. (“Jacobs Levy”), with principal offices at 100 Campus Drive, Florham Park, New Jersey 07932, is a New Jersey based investment adviser founded in 1986, with approximately $13.1 billion in assets under management as of December 31, 2019. The firm’s core business activity is managing U.S. equity portfolios for clients, which include institutions with separately managed accounts, registered investment companies and pooled investment vehicles intended for sophisticated, institutional investors. The directors and officers of Jacobs Levy have not held any positions with other companies during the past two fiscal years.

15.	Legal & General Investment Management America, Inc.:
Legal & General Investment Management America, Inc. (“LGIMA”) is located at 71 South Wacker Drive, Suite 800, Chicago, Illinois 60606 and is registered with the SEC under the Investment Advisers Act of 1940, as amended. The directors and officers of LGIMA have not held any positions with other companies during the past two fiscal years.

16.	The London Company of Virginia, LLC:
The London Company of Virginia, LLC’s (“London Company”) is located at 1800 Bayberry Court, Suite 301, Richmond, Virginia 23226. The London Company is an independent, majority employee-owned registered investment adviser founded in 1994. LPC London, LP, an affiliate of Lincoln Peak Capital, owns a minority (non-controlling) equity investment in the London Company. Lincoln Peak Capital is a private investment firm that specializes in partnering with investment management firms to help preserve their independence and facilitate equity transitions within a firm to key next generation management members. The directors and officers of the London Company have not held any positions with other companies during the past two fiscal years.

17.	Loomis, Sayles & Company, L.P.:
Loomis, Sayles & Company, L.P. (“Loomis”), One Financial Center, 34th Floor, Boston, Massachusetts 02111, provides investment advice to the 11 series of Loomis Sayles Funds I, 8 series of Loomis Sayles Funds II and to other affiliated and unaffiliated registered investment companies, organizations and individuals. The sole general partner of Loomis is Loomis, Sayles & Company, Incorporated. Information as to the directors and executive officers during the past two fiscal years is as follows:

Name and Position with Adviser	Other Company	Position with Other Company
Beverly M. Bearden Director	Natixis Investment Managers, L.P.	Deputy Chief Executive Officer
Kevin P. Charleston Chairman, President, Chief Executive Officer, and Director	Loomis Sayles Trust Company, LLC	Manager and President
	Loomis Sayles Funds I	Trustee, President and Chief Executive Officer
	Loomis Sayles Fund II; Natixis Funds Trust I; Natixis Funds Trust II; Natixis Funds Trust IV; Natixis ETF Trust; Gateway Trust	Trustee
	Loomis Sayles Distributors, Inc.	Director
	Loomis Sayles Trust Company, LLC	Manager and President
	Loomis Sayles Investments Limited	Executive Vice President
	Loomis Sayles Investment Asia Pte. Ltd.	Director
Matthew J. Eagan Executive Vice President and Director	None	None
Daniel J. Fuss Vice Chairman, Executive Vice President, and Director	Loomis Sayles Funds I; Loomis Sayles Funds II	Executive Vice President

David L. Giunta Director	Natixis Investment Managers	President and Chief Executive Officer, US and Canada
	Natixis Distribution Corporation	Chairman, President, and Chief Executive Officer
	Natixis Advisors, L.P.; Natixis Distribution, L.P.	President and Chief Executive Officer
	Natixis Funds Trust I; Natixis Funds Trust II; Natixis Funds Trust IV; Natixis ETF Trust’ Gateway Trust	Trustee, President and Chief Executive Officer
	Loomis Sayles Funds II	Trustee and President
	Loomis Sayles Funds I	Trustee and Executive Vice President
John F. Gallagher, III Executive Vice President, and Director	Loomis Sayles Distributors, Inc.	President
	Loomis Sayles Distributors, L.P.	President
Jean S. Loewenberg Executive Vice President, General Counsel, Secretary, and Director	Loomis Sayles Distributors, Inc.	Director
	Loomis Sayles Investments Limited	General Counsel and Secretary
	Loomis Sayles Trust Company, LLC	Manager and Secretary
John R. Gidman Executive Vice President, Chief Operating Officer and Director	Loomis Sayles Solutions, LLC	President
Aziz V. Hamzaogullari Executive Vice President, Chief Investment Officer of the Growth Equity Strategies and Director	None	None
Maurice Leger Executive Vice President and Director	Loomis Sayles Trust Company, LLC	Manager
Jean Raby Director	Natixis Investment Managers	Chief Executive Officer and Member of the Senior Management Committee
Richard G. Raczkowski Executive Vice President and Director	None	None
Jaehoon Park Executive Vice President, Chief Investment Officer, and Director	None	None
Paul J. Sherba Executive Vice President, Chief Financial Officer, and Director	Loomis Sayles Distributors, Inc.	Vice President and Treasurer
	Loomis Sayles Distributors, L.P.	Vice President and Treasurer
	Loomis Sayles Trust Company, LLC	Manager and Chief Financial Officer
	Loomis Sayles Investment Asia Pte. Ltd.	Director

	Loomis Sayles Investments Limited	Chief Financial Officer and Treasurer
Elaine M. Stokes Executive Vice President and Director	None	None
John F. Russell Executive Vice President and Director	None	None
David L. Waldman Executive Vice President, Deputy Chief Investment Officer and Director	None	None
18.	MFS Institutional Advisors, Inc.:
MFS Institutional Advisors, Inc. (“MFSI”) is located at 111 Huntington Avenue, Boston, Massachusetts 02199 and is a U.S.-based investment adviser and subsidiary of Massachusetts Financial Services Company (“MFS”). MFS is a subsidiary of Sun Life of Canada (U.S.) Financial Services Holdings, Inc., which in turn is an indirect majority-owned subsidiary of Sun Life Financial Inc. (a diversified financial services company). Certain officers and directors of MFSI serve, or have served, as officers or directors of some or all of MFSI’s corporate affiliates and/or as officers of some or all of the MFS funds and/or officers or directors of certain investment products managed by MFS or certain of MFS’s corporate affiliates. Except as set forth below, each director and principal executive officer of MFSI has been engaged during the past two fiscal years in no business profession, vocation or employment of a substantial nature other than as an officer and/or director of MFSI or certain of MFSI’s corporate affiliates. The table below lists the directors and principal executive officers of MFSI and their positions with certain of MFSI’s corporate affiliates as of January 1, 2020.

Name and Position with Adviser	Other Company	Position with Other Company
Michael W. Roberge Director and Chairman of the Board	Massachusetts Financial Services Company	Director and Chief Executive Officer
	MFS International Singapore Pte. Ltd.	Director
	MFS Heritage Trust Company	Director, Chairman of the Board and Investment Officer
	MFS Investment Management Canada Limited; MFS International Australia Pty. Ltd.	Director and Chairman of the Board
	MFS Investment Management K.K.	Director and Chairman
Anne Marie Bernard Director	MFS Heritage Trust Company; MFS International Singapore Pte. Ltd.; MFS International Australia Pty. Ltd.	Director
John M. Corcoran Director	MFS International Singapore Pte. Ltd.; MFS International Australia Pty. Ltd.	Director
	MFS Investment Management Canada Limited	Director and Assistant Treasurer
	MFS Heritage Trust Company	Director and President
Michael S. Keenan Director	MFS Fund Distributors, Inc.	Director and President
	MFS International Australia Pty. Ltd.; MFS International Singapore Pte. Ltd; MFS Heritage Trust Company	Director

Robertson G. Mansi Director	MFS International (U.K.) Limited; MFS International Singapore Pte. Ltd.; MFS Investment Management K.K.; MFS Investment Management Canada Limited; MFS Heritage Trust Company; MFS International Australia Pty. Ltd.	Director
Carol W. Geremia President and Secretary	Massachusetts Financial Services Company	President and Head of Global Distribution
	MFS Heritage Trust Company	Executive Vice President
	MFS Investment Management K.K.	Vice President
	MFS Fund Distributors, Inc.	Director and Chairman of the Board
Edward M. Maloney Chief Investment Officer	Massachusetts Financial Services Company	Executive Vice President and Chief Investment Officer
	MFS Heritage Trust Company	Investment Officer
Martin J. Wolin Chief Compliance Officer	Massachusetts Financial Services Company; MFS Heritage Trust Company; Funds within the MFS U.S. Funds Complex (the “MFS Funds Complex”)	Chief Compliance Officer
Charuda (Bee) Upatham-Costello Treasurer	MFS International Ltd.	Assistant Treasurer
	MFS Investment Management Company (LUX) S.a.r.l.	Treasurer
	MFS Fund Distributors, Inc.	Treasurer and Senior Group Controller
19.	Mondrian Investment Partners Ltd.:
The sole business activity of Mondrian Investment Partners Ltd. (“Mondrian”), 10 Gresham, London, EC2V JD United Kingdom, is to serve as an investment adviser. Mondrian is registered under the Investment Advisers Act of 1940, as amended. Information as to the directors and officers of Mondrian during the past two fiscal years is as follows:

Name and Position with Adviser	Other Company**	Position with Other Company
Elizabeth A. Desmond Director, Deputy Chief Executive Officer, Chief Investment Officer - Developed Equity Markets	AVGP Limited; MIPL Holdings Limited; MIPL Group Limited	Director
Clive A. Gillmore Director, Chief Executive Officer	AVGP Limited; MIPL Holdings Limited; MIPL Group Limited; Mondrian Investment Group (U.S.), Inc., Mondrian Investment Partners (U.S.), Inc	Director
Hamish Parker Director	AVGP Limited; MIPL Holdings Limited; MIPL Group Limited	Director
Warren Shirvell Director, Chief Operating Officer	MIPL Holdings Limited; MIPL Group Limited; Mondrian Funds plc	Director

David Tilles Director, Executive Chairman	AVGP Limited; MIPL Holdings Limited; MIPL Group Limited	Director
** All of these companies are group related affiliates of Mondrian with the exception of Mondrian Funds plc, which is an investment vehicle.
20.	Neuberger Berman Investment Advisers LLC:
Neuberger Berman Investment Advisers LLC (“Neuberger Berman”) is located at 1290 Avenue of the Americas, New York, New York 10104, is directly owned by Neuberger Berman Investment Advisers Holdings LLC and Neuberger Berman AA LLC, which are subsidiaries of Neuberger Berman Group LLC, and is registered under the Investment Advisers Act of 1940, as amended. The directors and officers of Neuberger Berman have not held any positions with other companies not affiliated with Neuberger Berman during the past two fiscal years.

21.	Pacific Investment Management Company LLC:
Pacific Investment Management Company LLC (“PIMCO”) is located at 650 Newport Center Drive, Newport Beach, California 92260. PIMCO, an institutional money management firm, was founded in 1971 to provide specialty management of fixed-income portfolios. PIMCO is a majority owned subsidiary of Allianz Asset Management with minority interests held by certain of its current and former officers, by Allianz Asset Management of America LLC, and by PIMCO Partners, LLC, a California limited liability company. PIMCO Partners, LLC is owned by certain current and former officers of PIMCO. Through various holding company structures, Allianz Asset Management is majority owned by Allianz SE. The directors and officers of PIMCO and their business and other connections for the past two fiscal years are as follows:

Name and Position with Adviser	Other Company	Position with Other Company
Kimberley Stafford Managing Director	PIMCO Hong Kong	Head of PIMCO Asia-Pacific
Craig A. Dawson Managing Director	PIMCO Europe Ltd.	Head of EMEA
Jennifer E. Durham Managing Director	Pacific Investment Mgt Co. LLC; PIMCO Variable Insurance Trust; PIMCO ETF Trust; PIMCO Equity Series; PIMCO Equity Series VIT	Chief Compliance Officer
Emmanuel Roman Managing Director	Pacific Investment Mgt Co. LLC	CEO
David C. Flattum Managing Director	Pacific Investment Mgt Co. LLC	General Counsel
	PIMCO Variable Insurance Trust; PIMCO ETF Trust; PIMCO Equity Series; PIMCO Equity Series VIT	Chief Legal Officer
Daniel Ivascyn Managing Director	Pacific Investment Mgt Co. LLC	Group Chief Investment Officer
Brent Richard Harris Managing Director	Pacific Investment Mgt Co. LLC	Executive Committee Member
	StocksPLUS Management, Inc.	Director and Vice President
	PIMCO Variable Insurance Trust; PIMCO ETF Trust	Trustee, Chairman and President of the Trust
	PIMCO Equity Series; PIMCO Equity Series VIT	Trustee, Chairman and Senior Vice President

	PIMCO Luxembourg S.A. and PIMCO Luxembourg II	Director
Andrew Balls Managing Director	PIMCO Europe Limited	Chief Investment Officer
Eric Sutherland Managing Director	PIMCO Investments	President
Tomoya Masanao Managing Director	PIMCO Japan Limited	Co-Head of Asia-Pacific Portfolio Management, Head of Japan office
22.	Parametric Portfolio Associates LLC:
Parametric Portfolio Associates LLC (“Parametric”), Minneapolis Investment Center, is located at 3600 Minnesota Drive, Suite 325, Minneapolis, Minnesota 55435. Parametric is registered under the Investment Advisers Act of 1940, as amended, and delivers customized solutions to institutional investors. Information as to the directors and officers of the adviser for the past two fiscal years is as follows:

Name and Position with Adviser	Other Company	Position with Other Company
Tom Lee Chief Investment Officer	St. Thomas Academy	Trustee
23.	Payden & Rygel:
Payden & Rygel is located at 333 South Grand Avenue, 39th Floor, Los Angeles, California 90071 and engages principally in the business of providing investment services to institutional clients. Information as to the directors and officers of Payden & Rygel for the past two fiscal years is as follows:

Name and Position with Adviser	Other Company	Position with Other Company
Robin Creswell Managing Principal	Payden & Rygel Global Limited	Managing Director
Mark Morris, CFA Principal	Payden & Rygel Global Limited	Senior Portfolio Director
Nigel Jenkins, ASIP Principal	Payden & Rygel Global Limited	Strategy Director
Mary Beth Syal, CFA Managing Principal	Payden & Rygel Global Limited	Board Director
Brian Matthews, CFA Managing Principal	Payden/Kravitz Investment Advisers LLC	Co-Chairman of the Board
Joan Payden, CFA President and CEO	The Payden & Rygel Investment Group	Chairwoman, Trustee
James P. Sarni, CFA Managing Principal	The Payden & Rygel Investment Group	Trustee
Michael Salvay, CFA Managing Principal	The Payden & Rygel Investment Group	Trustee
24.	RBC Global Asset Management (UK) Limited:
RBC Global Asset Management (UK) Limited (“RBC GAM UK”), 77 Grosvenor Street, London, W1K 3JR, United Kingdom, is a wholly-owned subsidiary of Royal Bank of Canada Holdings (UK) Limited which is a wholly-owned subsidiary of Royal Bank of Canada. Information regarding other business, profession, vocation or employment of a substantial nature as to the directors and officers of RBC GAM UK during the past two fiscal years is as follows:

Name and Position with Investment Adviser	Other Company	Position with Other Company
Clive Brown Executive Director	IFRS Advisory Council	Board Member
David Thomas Chairman	Great Ormond Street Hospital Children’s Charity	Board Member
	CLS Bank International	Board Member
	FICC Markets Standards Board	Consultant
25.	RREEF America L.L.C.:
RREEF America L.L.C. (“RREEF”), DWS Investments Australia Limited (“DIAL”) and DWS Alternatives Global Limited (“DWS Global”) (together, “RREEF”) are located at DWS, 222 South Riverside Plaza, Floor 34, Chicago, Illinois 60606, at Deutsche Bank Place, Level 16, 126 Phillip Street, Sydney, NSW 2000, Australia, and at The Willis Building, 30 Fenchurch Avenue, London, EC3M 5AD, United Kingdom, respectively. RREEF’s sole business activity is to serve as an investment advisor. RREEF is registered under the Investment Advisers Act of 1940, as amended. The directors and officers of RREEF have not held any positions with other companies during the past two fiscal years.

26.	Sands Capital Management, LLC:
Sands Capital Management, LLC (“Sands”) is located at 1000 Wilson Boulevard, Suite 3000, Arlington, Virginia 22209. The directors, officers and/or partners of Sands have been engaged in the below capacities with other companies within the last two fiscal years:

Name and Position with Investment Adviser	Other Company	Position with Other Company
Frank M. Sands Chief Executive Officer	Sands Capital Ventures, LLC	Investment Board Member
Jonathan Goodman General Counsel	Sands Capital Ventures, LLC	General Counsel and Chief Compliance Officer
Stephen Nimmo Executive Managing Director	Sands Capital Ventures, LLC	Provides client relations service
27.	Schroder Investment Management North America Inc.:
Schroder Investment Management North America Inc. (“SIMNA”) is located at 7 Bryant Park, New York, New York 10018 and is an investment manager focusing on U.S. equity and U.S. fixed income securities. SIMNA is a registered investment advisor under the Investment Advisers Act of 1940, as amended. SIMNA is an affiliate of Schroders plc, a London Stock Exchange-listed financial services company. The directors and officers of SIMNA have not held any positions with other companies during the past two fiscal years.

28.	Schroder Investment Management North America Limited:
Schroder Investment Management North America Limited (“SIMNA Ltd”) is located at  1 London Wall Place, London EC2Y 5AU, United Kingdom. SIMNA Ltd is an indirect wholly-owned subsidiary of Schroders plc, a London Stock Exchange-listed global asset management company. The directors and officers of SIMNA Ltd have not held any positions with other companies during the past two fiscal years.

29.	Shenkman Capital Management, Inc.
Shenkman Capital Management, Inc. (“Shenkman”), 461 Fifth Avenue, 22nd Floor, New York, New York 10017, is a privately held corporation controlled by Mark R. Shenkman and is registered under the Investment Advisers Act of 1940, as amended. Information as to the directors, officers and/or partners of Shenkman for the past two fiscal years is as follows:

Name and Position with Adviser	Other Company	Position with Other Company
Victor Rosenzweig Director	Olshan Frome & Wolosky LLP	Of Counsel

	Reverse Mortgage Investment Trust Inc.	Board Member
Bradley D. Belt Director	Orchard Global Asset Management	Vice Chairman
	Reverse Mortgage Investment Trust	Board Member
	Zurich American Life Insurance Company (NY)	Board Member
Mark R. Mitchell Director	N/A	N/A
30.	TCW Investment Management Company LLC:
The TCW Group, Inc., 865 South Figueroa Street, Los Angeles, California 90017, consists principally of The TCW Group, Inc., the holding company, and the following investment advisers registered under the Investment Advisors Act of 1940: TCW Asset Management Company, TCW Investment Management Company LLC (“TCW”) and Metropolitan West Asset Management, LLC. Information as to the directors and officers of TCW for the past two fiscal years is as follows:

Name and Position with Adviser	Other Company	Position with Other Company
Marc I. Stern Chairman	PBS SoCal; The John F. Kennedy Center for the Performing Arts	Trustee
	President’s Counsel of the Kennedy Center	Council Member, Founding Chairman
	Performing Arts Center of Los Angeles County; Los Angeles 2028 Olympic Committees (f/k/a Los Angeles 2024 Exploratory Committee)	Director
	California Institute of Technology; Metropolitan Opera; Los Angeles Opera; Mayor’s Fund of Los Angeles; Marc & Eva Stern Foundation; Milwaukee Brewers Baseball Club; The Alliance for Southern California Innovation, Base Hologram	Board Member
Meredith Jackson Executive Vice President, General Counsel & Secretary	MJ Fronty Vineyard LLC	Officer
	LA Philharmonic; Institutional Investor Forums	Board Member
	SIFMA Asset Management Group	Treasurer
David S. DeVito Executive Vice President and Chief Operating Officer	Loyola High School; Loyola Marymount University; Catholic Community Foundation	Board Member
	Archdiocese of Los Angeles	Committee Member
David Lippman Manager, President and the CEO	The Music Center	Board Member
	MWAM Holdings, LLC	Member

31.	TimesSquare Capital Management, LLC:
The business activity of TimesSquare Capital Management, LLC (“TSCM”), 7 Times Square, 42nd Floor, New York, New York 10036, is to serve as an investment adviser and assist in the selection of investment advisers. TSCM is registered under the Investment Advisers Act of 1940, as amended. The directors and officers of TSCM have not held any positions with other companies during the past two fiscal years.

32.	WCM Investment Management, LLC:
WCM Investment Management, LLC (“WCM”) is located at 281 Brooks Street, Laguna Beach, California 92651. WCM is independently controlled entirely by its employees, and is registered with the SEC under the Investment Advisers Act of 1940, as amended. WCM specializes in providing innovative, equity investment advisory services. The directors and officers of WCM have not held any positions with other companies during the past two fiscal years.

33.	Weiss Multi-Strategy Advisers LLC:
Weiss Multi-Strategy Advisers LLC (“Weiss”), with principal offices at 320 Park Avenue, New York, NY 10022, is a registered investment adviser with the U.S. Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended. It is a subsidiary of George Weiss Associates, LLC (“GWA, LLC”), a Connecticut Limited Liability Company. GWA, LLC is an independent, privately-owned asset management firm founded in 1998. GWA, LLC, in turn, is majority-owned by Weiss Family Interests LLC, which is majority-owned by various Weiss family trusts. A substantial number of Weiss’ employees also own minority interests in GWA, LLC. Information as to the principals and executive officers of Weiss during the past two fiscal years is as follows:

Name and Position with Adviser	Other Company	Position with Other Company
Pierce Archer Chief Operating Officer	Weiss Multi-Strategy Funds LLC	Registered Representative
Steven Breen Chief Technology Officer	Weiss Multi-Strategy Funds LLC	Registered Representative
Jeff Dillabough Senior Vice President and General Counsel	Weiss Multi-Strategy Partners (Cayman) Ltd. Weiss Insurance Partners (Cayman) Ltd. Weiss Credit Opportunities Fund (Cayman) Ltd. Weiss DQM Fund (Cayman) Ltd. Weiss Insurance Partners II (Cayman) Ltd.	Director
Michele Lanzoni Senior Vice President and Controller	Weiss Multi-Strategy Funds LLC	Chief Financial Officer/ Financial and Operations Principal
Jena Roche Director of Investor Relations and Marketing	Weiss Multi-Strategy Funds LLC	Registered Representative
Victoria Stearns Chief Compliance Officer	Weiss Multi-Strategy Funds LLC	Chief Compliance Officer, Executive Representative
Hank Swiggett Chief Administrative Officer-Mutual Funds	Weiss Multi-Strategy Funds LLC	Registered Representative
Jordi Visser Chief Investment Officer and President	Weiss Multi-Strategy Funds LLC	Registered Representative
George Weiss Chief Executive Officer	Weiss Family Foundation	Sole Trustee
	Woodrow Wilson Foundation	Trustee Emeritus
	Somerset Reinsurance Ltd.	Director

	Say Yes to Education Inc	Founds and Board Member (non-profit)
	Weiss Family Interests LLC	Manager (transferred his ownership interest to his Revocable Trust DTD 4/1/1999)
	University of Pennsylvania	Board Member and Trustee Emeritus
	The Orphan Disease Pathway Foundation	Founder and Sole Trustee (non-profit)
	Weiss Multi-Strategy Funds LLC	Registered Representative
34.	Wellington Management Company LLP:
The business activity of Wellington Management Company LLP (“Wellington”), 280 Congress Street, Boston, Massachusetts 02210, is to serve as an investment adviser and assist in the selection of investment advisers. Wellington is registered under the Investment Advisers Act of 1940, as amended. The directors and officers of Wellington have not held any positions with other companies during the past two fiscal years.

35.	Western Asset Management Company, LLC:
Western Asset Management Company, LLC (“Western”) is located at 385 East Colorado Boulevard, Pasadena, California 91101, and the sole business activity of Western is to serve as an investment adviser. Western is registered under the Investment Advisers Act of 1940, as amended. Information as to the directors and officers of Western for the past two fiscal years is as follows:

Name and Position with Adviser	Other Company	Position with Other Company
James W. Hirschman III Director, Chief Executive Officer and President	Western Asset Management Capital Corporation	Director
John D. Kenney Non-Employee Director	Legg Mason, Inc. and Legg Mason Charitable Foundation, Inc.	Vice President
	OS Investors Holdings, LLC, OS Batterymarch Financial Management, Inc., ClearBridge Investments, LLC, Legg Mason ClearBridge Holdings LLC, Legg Mason Australia Holdings Pty Limited, EnTrustPermal Partners Holdings LLC, EnTrustPermal LLC, Martin Currie (Holdings) Limited, RARE Infrastructure International Pty Limited, RARE Infrastructure Limited, RARE Infrastructure (Europe) Pty Limited, RARE Infrastructure (North America) Pty Limited, RARE Holdings Pty Limited, Treasury RARE Holdings Pty Limited and Clarion Partners Holdings, LLC	Director
	Royce & Associates, GP, LLC, Legg Mason Royce Holdings, LLC, LM/Clarion I. LLC and LM/Clarion II, LLC	Manager
Thomas C. Merchant Non-Employee Director	Legg Mason, Inc.	Executive Vice President, General Counsel and Secretary

	Legg Mason & Co., LLC, The Baltimore Company, BMML, Inc., Brandywine Global Investment Management, LLC, Barrett Associates, Inc., Legg Mason Charitable Foundation, Inc., Legg Mason Commercial Real Estate Services, Inc., Legg Mason International Holdings, LLC, Legg Mason Realty Group, Inc., Legg Mason Realty Partners, Inc., Legg Mason Tower, Inc., Legg Mason Holdings, LLC, LM Capital Support V, LLC, LMOBC, Inc., Pelican Holdings I, LLC, Pelican Holdings II, LLC and Legg Mason Real Estate Securities Advisors, Inc.	Secretary
	QS Batterymarch Financial Management, Inc. and QS Investors Holdings, LLC	Director
	Western Asset Management Company Limited	Non-Executive Director
	Legg Mason Political Action Committee	Member and Secretary
Jennifer W. Murphy Director and Chief Operating Officer	Brandywine Global Investment Management (Europe) Limited and Legg Mason International Equities Limited	Former Director
	Legg Mason Political Action Committee and Brandywine Global Investment Management, LLC	Former Manager
	Western Asset Mortgage Capital Corporation	Director and Chief Executive Officer
Peter H. Nachtwey Non-Employee Director	Legg Mason, Inc.	Senior Executive Vice President and Chief Financial Officer
	Legg Mason & Co., LLC, BMML, Inc., Legg Mason Commercial Real Estate Services, Inc., Legg Mason Real Estate Securities Advisors, Inc., Legg Mason Realty Group, Inc., Legg Mason Realty Partners, Inc., Legg Mason Tower, Inc., LM BAM, Inc., LM Capital Support V, LLC and Gray Seifert & Company, LLC	Director and President

	Legg Mason Partners Fund Advisor, LLC, Legg Mason Fund Asset Management, Inc., Legg Mason International Holdings, LLC, Legg Mason Private Portfolio Group, LLC, Pelican Holdings I, LLC, Pelican Holdings II, LLC, Clarion Partners Holdings, LLC and LM Asset Services, LLC	Director
	QS Batterymarch Financial Management, Inc., Brandywine Global Investment Management, LLC, ClearBridge Investments, LLC, and Legg Mason Investment Counsel, LLC	Former Director
	Legg Mason ClearBridge Holdings LLC, ClearBridge, LLC, Royce & Associates, GP, LLC, Legg Mason Royce Holdings, LLC, LM/Clarion I, LLC and LM/Clarion II, LLC	Manager
	LM Capital Support V, LLC	Director and Vice President
	Legg Mason Charitable Foundation, Inc.	Vice President and Treasurer
Charles A. Ruys de Perez Secretary and General Counsel	Western Asset Holdings (Australia) Pty Ltd, Western Asset Management Company Pty Ltd, Western Asset Management Company Ltd., Western Asset Management Company Pte., Ltd. and Western Asset Management Company Limited	Director
36.	Western Asset Management Company Limited:
The sole business activity of Western Asset Management Company Limited (“WAMCL”) is to serve as an investment adviser. WAMCL is located at 10 Exchange Square, Primrose Street, London, EC 2A2EN, United Kingdom and is registered under the Investment Advisers Act of 1940, as amended. Information as to the directors and officers of WAMCL is as follows:

Name and Position with Adviser	Other Company	Position with Other Company
Michael B. Zelouf Director and Senior Executive Officer	Western Asset Management (UK) Holdings Limited	Director
Thomas C. Merchant Non-Employee Director	Legg Mason, Inc.	Executive Vice President, General Counsel and Secretary

	Legg Mason & Co., LLC, The Baltimore Company, BMML, Inc., Brandywine Global Investment Management, LLC, Barrett Associates, Inc., Legg Mason Charitable Foundation, Inc., Legg Mason Commercial Real Estate Services, Inc., Legg Mason International Holdings, LLC, Legg Mason Realty Group, Inc., Legg Mason Realty Partners, Inc., Legg Mason Tower, Inc., Legg Mason Holdings, LLC, LM Capital Support V, LLC, LMOBC, Inc., Pelican Holdings I, LLC, Pelican Holdings II, LLC and Legg Mason Real Estate Securities Advisors, Inc.	Secretary
	QS Batterymarch Financial Management, Inc. and QS Investors Holdings, LLC	Director
	Legg Mason Political Action Committee	Member and Secretary
	Western Asset Management Company	Non-Executive Director
Charles A. Ruys de Perez Secretary and General Counsel	Western Asset Holdings (Australia) Pty Ltd, Western Asset Management Company Pty Ltd, Western Asset Management Company Ltd., Western Asset Management Pte, Ltd. and Western Asset Management Company	Director
Item 32.	PRINCIPAL UNDERWRITERS
(a)	Foreside Funds Distributors LLC (the “Distributor”) serves as principal underwriter for the following investment companies registered under the 1940 Act, as amended:
FundVantage Trust
GuideStone Funds
Matthews International Funds (d/b/a Matthews Asia Funds)
Motley Fool Funds, Series of The RBB Fund, Inc.
New Alternatives Fund
Old Westbury Funds, Inc.
The Torray Fund
Versus Capital Multi-Manager Real Estate Income Fund LLC (f/k/a Versus Global Multi-Manager Real Estate Income Fund LLC)
Versus Capital Real Assets Fund LLC
(b)	The following are the Officers and Manager of the Distributor, the Registrant’s underwriter. The Distributor’s main business address is 899 Cassatt Road, 400 Berwyn Park, Suite 110, Berwyn, PA 19312.

Name	Address	Position with Underwriter	Position with Registrant
Richard J. Berthy	Three Canal Plaza, Suite 100 Portland, ME 04101	President, Treasurer and Manager	None

Mark A. Fairbanks	Three Canal Plaza, Suite 100 Portland, ME 04101	Vice President	None
Jennifer K. DiValerio	899 Cassatt Road 400 Berwyn Park, Suite 110 Berwyn, PA 19312	Vice President	None
Susan K. Moscaritolo	899 Cassatt Road 400 Berwyn Park, Suite 110 Berwyn, PA 19312	Vice President and Chief Compliance Officer	None
Jennifer E. Hoopes	Three Canal Plaza, Suite 100 Portland, ME 04101	Secretary	None
(c)	Not applicable.
Item 33.	LOCATION OF ACCOUNTS AND RECORDS.
The books and other documents required by paragraph (b)(4) of Rule 31a-1 under the Investment Company Act of 1940, as amended are maintained in the physical possession of GuideStone Capital Management, LLC, the Registrant’s investment adviser, 5005 Lyndon B. Johnson Freeway, Suite 2200, Dallas, TX 75244. Other accounts, books and documents required by Rule 31a-1 are maintained in the physical possession of the Registrant’s transfer agent, BNY Mellon Investment Servicing, 760 Moore Road, King of Prussia, PA 19406; administration agent and accounting agent, The Northern Trust Company, 333 South Wabash Avenue, Chicago, IL 60604 and 801 South Canal Street, Chicago, IL 60607; and the Registrant’s sub-advisers at their respective locations shown in the Statement of Additional Information.
Item 34.	MANAGEMENT SERVICES.
Not Applicable.
Item 35.	UNDERTAKINGS.
Not Applicable.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, (“1933 Act”) and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Amendment to the Registration Statement on Form N-1A to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 20th day of May, 2020.
GUIDESTONE FUNDS
By: /s/ John R. Jones
John R. Jones President
Pursuant to the requirements of the 1933 Act, the following persons in the capacities and on the dates indicated have signed this Registration Statement below.
/s/ William Craig George*	Trustee, Chairman of the Board	May 20, 2020
William Craig George
/s/ Thomas G. Evans*	Trustee	May 20, 2020
Thomas G. Evans.
/s/ Randall T. Hahn, D.Min.*	Trustee	May 20, 2020
Randall T. Hahn, D.Min.
/s/ Barry D. Hartis*	Trustee	May 20, 2020
Barry D. Hartis
/s/ Grady R. Hazel*	Trustee	May 20, 2020
Grady R. Hazel
/s/ David B. McMillan*	Trustee	May 20, 2020
David B. McMillan
/s/ Franklin R. Morgan*	Trustee	May 20, 2020
Franklin R. Morgan
/s/ John R. Morris*	Trustee	May 20, 2020
John R. Morris
/s/ Ronald D. Murff*	Trustee	May 20, 2020
Ronald D. Murff
/s/ Patrick Pattison	Vice President and Treasurer	May 20, 2020
Patrick Pattison	(principal financial officer)
*By: /s/ John R. Jones	Attorney-in-Fact	May 20, 2020
John R. Jones